Exhibit 8.1

List of Significant Subsidiaries

Company	Place of Incorporation
Ceragon Networks, Inc.	New Jersey
Ceragon Networks, S.A. de C.V.	Mexico
Ceragon Networks (India) Private Limited Ceragon Networks AS Ceragon Networks s.r.o. Ceragon Argentina s.a. Ceragon Telecommunicaciones Latin America S.A. Ceragon America Latina Ltda.	India Norway Slovakia Argentina Venezuela Brazil